Mike Norona
Executive Vice President-Chief Financial Officer

Advance Stores Company, Incorporated
5008 Airporat Road
Roanoke, VA 24012

Phone: 952-715-5069
E-mail: mike.norona@advance-auto.com
June 21, 2012

Andrew D. Mew
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Via E-mail AND EDGAR

Re:    Advance Auto Parts, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Response Dated May 24, 2012
File No. 001-16797

Dear Mr. Mew,
This letter sets forth the response of Advance Auto Parts, Inc. (the “Company”) to the comment letter, dated June 7, 2012, of the staff of the Division of Corporation Finance (the “Staff”) to the Form 10-K for the Fiscal Year Ended December 31, 2011 filed on February 28, 2012 (the “2012 10-K”). In order to ease your review, we have repeated each of the comments in its entirety.
Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements, page F-9
17. Contingencies, page F-31

1.
We note your response to prior comment 2. Please clarify for us whether an estimate of the additional potential liability is not reasonably estimable or estimable but immaterial. In the first paragraph you assert a range cannot be reasonably estimated for claims that may be filed in the future. In the second paragraph you state you will revise your disclosure in future filings to indicate you are unable to estimate your potential additional liability with respect to lawsuits. In the third paragraph you discuss the procedures you have developed and undertake on a quarterly basis and indicate your calculated estimate of the potential liability for the “asbestos portfolio” has been immaterial. If your conclusion is that you are not able to estimate a range of reasonably possible losses in addition to the amount accrued please clearly state that fact and revise your disclosure in future filings accordingly.

United States Securities and Exchange Commission
June 21, 2012

Response: We have not disclosed a possible range of losses for asbestos claims because we do not believe that we are able to reasonably estimate our liability with respect to asbestos claims that may be filed against our company in the future. The procedures described in our response letter to the Staff dated May 24, 2012 that we have developed and undertaken on a quarterly basis are used to calculate an estimate of the potential liability for our “asbestos portfolio” for purposes of establishing our litigation reserves. The term “asbestos portfolio” refers only to currently pending asbestos claims. Historically, our asbestos claims have been inconsistent in number and type and have been immaterial.
We will revise our disclosure in future filings to clearly state that we are not able to estimate a range of reasonably possible losses in addition to the amount accrued.

2.
We note your assertion that claim filing rates have yet to form a predictable pattern and that as result you are unable to reasonably estimate your asbestos liability with respect to claims that may be filed in the future. Please explain in more detail how the historical experience gained over the past nine years has not provided sufficient and reasonable information to estimate a range of loss and what review procedures you undertake with respect to unasserted claims. In this regard, your quarterly legal review refers to the “asbestos portfolio” which appears to mean pending matters. If our understanding is incorrect, please advise us of the scope of matters included in the “portfolio.” See FASB ASC 450-20-55.

Response: The Staff's understanding is correct that the phrase “asbestos portfolio” in our response letter to the Staff dated May 24, 2012 refers to asbestos matters that are currently pending at the time of the quarterly review. We evaluate asbestos claims when they are asserted through claims filed against us, and we establish reserves based on our historical experience using the procedures that we previously described. We believe that our current history of asbestos claims does not provide us with sufficient and reasonable information to estimate a range of loss for potential future, unasserted asbestos claims because the number and the value of the alleged damages of such claims have not been consistent and have varied substantially from year to year. In addition, the potential impact of such future claims could vary significantly depending on the insurance coverage available to satisfy such claims. The insurance coverage that may be available to satisfy such claims is based on the time period in which the event giving rise to the claim is alleged to have occurred. Thus, we do not believe that we are able to reasonably estimate our liability with respect to asbestos claims that may be filed against our company in the future.

United States Securities and Exchange Commission
June 21, 2012

Thank you for your attention to the Company's response to your comment. Should you have any questions or comments with respect to this filing, please call me at
(952) 715-5069 or e-mail at mike.norona@advance-auto.com.

Sincerely,
/s/ Michael A. Norona
Michael A. Norona
Executive Vice President and Chief Financial Officer

cc:	Scott Stringer (Securities and Exchange Commission)
Christina Melendi (Bingham McCutchen LLP)